SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (Amendment No. 1)*

              PERMA-FIX ENVIRONMENTAL SERVICES, INC.
         ________________________________________________
                         (Name of Issuer)

             Common Stock, Par Value $.001 Per Share
        _________________________________________________
                  (Title of Class of Securities)


                           714157-10-4
                          ______________
                          (CUSIP Number)

                        Thomas P. Sullivan
                        1021 Harvard Road
                   Grosse Point Park, MI 48230
                          (313) 885-8080
           ____________________________________________
          (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)


                           June 2, 1999
                       ____________________
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_________________

1.   Names of Reporting Persons,                     Thomas P. Sullivan
     I.R.S. Identification Nos. of Above Persons
     (entities only)

2.   Check the Appropriate Box if                    (a)  [X]
     a Member of a Group                             (b)  [ ]

3.   SEC Use Only

4.   Source of Funds                                  PF, 00

5.   Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                            [ ]

6.   Citizenship or Place of Organization             U.S.

                         7.   Sole Voting Power:            10,000

     Number of Shares    8.   Shared Voting Power        1,500,000
     Beneficially
     Owned by Each       9.   Sole Dispositive Power        10,000
     Reporting Person
          With           10.  Shared Dispositive Power   1,500,000

11.  Aggregate Amount Beneficially           1,510,000
     Owned by Each Reporting Person

12.  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares     [ ]

13.  Percent of Class Represented by
     Amount in Row (11)                      7.4%

14.  Type of Reporting Person                IN

1.   Names of Reporting Persons,             Ann L. Sullivan
     I.R.S. Identification Number of
     Above Persons

2.   Check the Appropriate Box if            (a)  [X]
     a Member of a Group                     (b)  [ ]

3.   SEC Use Only

4.   Source of Funds                         00

5.   Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                   [ ]

6.   Citizenship or Place of Organization    U.S.

                         7.   Sole Voting Power:

     Number of Shares    8.   Shared Voting Power        1,500,000
     Beneficially
     Owned by Each       9.   Sole Dispositive Power
     Reporting Person
         With            10.  Shared Dispositive Power   1,500,000

11.  Aggregate Amount Beneficially           1,500,000
     Owned by Each Reporting Person

12.  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares     [  ]

13.  Percent of Class Represented by
     Amount in Row (11)                      7.4%

14.  Type of Reporting Person                IN

     This statement constitutes Amendment No. 1 to the Schedule
13D dated June 12, 1999, as amended (the "Schedule 13D"), relating to the Common Stock, par value $.001 per share ("Common
Stock") of Perma-Fix Environmental Services, Inc. (the
"Company"). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

     The Schedule 13D is reporting matters with respect to the group consisting of Thomas P. Sullivan and Ann L. Sullivan, who are husband and wife.

     This Amendment No. 1 to the Schedule 13D is being filed as a result of the inadvertent omission from the Schedule 13D of 10,000 shares of Common Stock directly owned by Thomas P.
Sullivan.


Item 1.   Security and Issuer
          ____________________

          Item 1 of the Schedule 13D is unchanged.

Item 2.   Identity and Background
          ________________________

          Item 2 of the Schedule 13D is unchanged

Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

          Item 3 of the Schedule 13D remains unchanged except that the 10,000 shares of Common Stock owned directly by Thomas P. Sullivan and inadvertently omitted from the Schedule 13D were purchased with personal funds of Mr. Sullivan.

Item 4.   Purpose of Transaction
          ______________________

          Item 4 of the Schedule 13D is unchanged, except that the 10,000 shares of Common Stock were acquired by Thomas P. Sullivan and are directly held by him.

Item 5.   Interest in Securities
          ______________________

          The aggregate percentage of shares of Common Stock reported as beneficially owned by Mr. and Mrs. Sullivan as described herein is based upon 20,362,709 shares of Common Stock outstanding, as reported by the Company on July 20, 1999, to Mr. and Mrs. Sullivan to assist with this filing.

          (a) The following table sets forth the aggregate number and percentage of the class of Common Stock identified pursuant to Item 1 beneficially owned by Thomas P. Sullivan and Ann L. Sullivan:

               Person                   Amount        Percentage
               ______                   ______        __________

               Thomas P. Sullivan     1,510,000(1)       7.4%
               Ann L. Sullivan        1,500,000(2)       7.4%

          (1) Includes 1,500,000 shares of Common Stock held by the Ann L. Sullivan Living Trust dated September 6, 1978 (the "ALS Trust") and 10,000 shares of Common Stock directly held by Mr. Sullivan.

          (2) Indicates 1,500,000 shares of Common Stock held by the ALS Trust.

          (b) The following table sets forth the number of shares of Common Stock as to which Thomas P. Sullivan and Ann L. Sullivan have (1) the sole power to vote or direct the voting, (2) shared power to dispose or to direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition.

                                     Sole Voting    Shared Voting
                                     and Power of   And Power of
                                     Disposition    Disposition
                                     ____________   ______________

           Thomas P. Sullivan         10,000(1)      1,500,000(1)
           Ann L. Sullivan            -0-            1,500,000(2)

          (1) Indicates 10,000 shares of Common Stock held directly by Thomas P. Sullivan.

          (2) Indicates 1,500,000 shares of Common Stock held by the ALS Trust.

          (c) During the sixty (60) days prior to the date of this Schedule 13D, there have been no transactions effected in the Common Stock by Mr. or Mrs. Sullivan other than the transaction as contemplated by the Stock Purchase Agreements, described in Item 3 hereof, prompting the filing of this Schedule 13D.

Item 6. Contracts, Agreements, Underwriters or Relationships with Respect to Securities of the Issuer.
          _________________________________________________________

          Item 6 of the Schedule 13D is unchanged.


Item 7.   Materials to be Filed as Exhibits
          _________________________________

          1. Stock Purchase Agreement dated as of May 27, 1999, among Perma-Fix Environmental Services, Inc., Chemical Conservation Corporation, Chemical Conservation of Georgia, Inc., the Thomas P. Sullivan Living Trust, dated September 6, 1978, the Ann L. Sullivan Living Trust, dated September 6, 1978, Thomas P. Sullivan, and Ann L. Sullivan is filed as Exhibit 1 to Amendment No. ___ to the
               Schedule 13D and is incorporated by reference. (Exhibits and Schedules to this agreement as referenced therein are omitted, but will be provided to the Commission upon request).

          2. Stock Purchase Agreement dated as of May 27, 1999, among Perma-Fix Environmental Services, Inc., Chem-Met Services, Inc. the Thomas P. Sullivan Living Trust, dated September 6, 1978, the Ann L. Sullivan Living Trust, dated September 6, 1978, Thomas P. Sullivan, and Ann L. Sullivan is filed as Exhibit 2 To Amendment No. ___ to the Schedule 13D and is incorporated by reference. (Exhibits and Schedules to this agreement as referenced therein are omitted, but will be provided to the Commission upon request).

          3. Joint Filing Agreement, between Ann L. Sullivan and Thomas P. Sullivan dated June 11, 1999, is filed as
               Exhibit 3 to Amendment No. ___ to the Schedule 13D and is incorporated by reference.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:    July 28th, 1999.



                                /s/ Thomas P. Sullivan
                              _____________________________________
                              Thomas P. Sullivan


                                /s/ Ann L. Sullivan
                              _____________________________________
                              Ann L. Sullivan









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